SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For April 29, 2013

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: April 29, 2013 By: __________________________________

Name: Eduardo Villegas Contte
Title: Finance Director

Buenos Aires, April 26, 2013

To the

"Comisión Nacional de Valores"

RE: Relevant Information

Dear Sirs,

Please be hereby advised that notice has been served today upon MetroGAS S.A of Resolution ENARGAS No. I/2566 D dated April 19, 2013. In Article 1, ENARGAS has decided "Under the powers granted by Law No. 24,076 to this Body and within the scope of its competition, to approve the purchase operation by YPF INVERSORA ENERGÉTICA S.A. of the 54.67% of the Class A shares of Gas Argentino S.A. - parent company of the Distribution Licensee METROGAS S.A. - from B.G. Inversiones Argentinas S.A.; of the 2.73% of METROENERGÍA S.A.'s shares from B.G. Argentina S.A., and, subject to the fulfillment of the condition agreed between the parties, of the 6.84% of METROGAS S.A.'s Class B shares from BG Gas International BV, without prejudice of the relevant intervention of the National Committee for the Defense of the Competition ("Comisión Nacional de Defensa de la Competencia").

Yours sincerely,

Magdalena Gonzalez Garaño

Market Relations

Ente Nacional Regulador del Gas

2013 - Año del Bicentenario de la Asamblea General Constituyente de 1813

NOTA ENRG/SD Nº 03806

BUENOS AIRES, 26 ABR. 2013

Ref.: Expte. ENARGAS Nº 20763

SEÑOR PRESIDENTE:

Me dirijo a usted a los efectos de notificarle la Resolución Nº I/2566 de fecha 19 de Abril de 2013, que en copia autenticada se acompaña a la presente.

Dicha Resolución podrá ser objeto de los recursos de reconsideración y de alzada previstos en los Artículos 84 y 94 del Reglamento de Procedimientos Administrativos, Decreto 1759/72 t.o. 1991, de las vías judiciales pertinentes, todo ello conforme el Artículo 70 de la Ley Nº 24.076 y su reglamentación (Decreto 1738/92).

QUEDA UD. DEBIDAMENTE NOTIFICADO.

Saludo a Usted atentamente.

METROGAS S.A.
ADMINISTRACION CENTRAL
26 ABR 2013
LA RECEPCION DE LA PRESENTE NO IMPLICA ACEPTACION DE SU TEXTO

MARÍA TEREZA PITTORINO DÍAZ
SECRETARIA DEL DIRECTORIO
ENTE NACIONAL REGULADOR DEL GAS

SEÑOR PRESIDENTE DE
METROGAS S.A.
ING. JUAN CARLOS FRONZA
S / D

Suipacha 636 - C1008AAN - Buenos Aires, República Argentina - Tel: [illegible]
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